FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 16, 2019

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the termination of the lease contract of the real property right-of-use asset on behalf of AUO's subsidiary, AUO Crystal Corp.”, dated July 16, 2019.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 16, 2019	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

July 16, 2019

English Language Summary

Subject: To announce the termination of the lease contract of the real property right-of-use asset on behalf of AUO's subsidiary, AUO Crystal Corp.

Regulation: Published pursuant to Article 4-51 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2019/07/16

Contents:

1.	Date of occurrence of the event:2019/07/16

2.	Company name:AUO Crystal Corp.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"):subsidiary

4.	Reciprocal shareholding ratios:A subsidiary 100% held by AUO

5.	Cause of occurrence:

AUO Crystal Corp. terminates the lease contract with AUO on the factory in the Central Taiwan Science Park, Taichung City.

6.	Information items/ statements to be corrected:

The original leasing period is from January 13, 2015 to December 31, 2020. The amended leasing period ends on June 30, 2019.

7.	Amounts/ contents/ number of page to be corrected:

Amounts to be corrected:

(1) Right-of-use asset：NTD 42,079 thousand

(2) Lease liability：NTD 42,267 thousand

8.	Amounts/ contents/ number of page after correction:

Amounts after correction:

(1) Right-of-use asset：NTD 0

(2) Lease liability：NTD 0

(3) Gain on lease modifications：NTD 188 thousand

9.	Countermeasures:

To terminate the lease contract because of no demand for leasing.

10.	Any other matters that need to be specified:

Name and nature of the subject matter：

Building J, No. 3, Keya Rd., Central Taiwan Science Park, Taichung City.